SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE

                      UNDER THE TRUST INDENTURE ACT OF 1939


                            GB PROPERTY FUNDING CORP.
                           --------------------------
                               (Name of Applicant)

                            c/o Sands Hotel & Casino

                         Indiana Avenue & Brighton Park

                         Atlantic City, New Jersey 08401

                 ----------------------------------------------
                    (Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER INDENTURE TO BE QUALIFIED:

  Title of Class                                           Amount
 --------------                                            ------

11% Notes due 2005                                         $110,000,000



                            -------------------------

 Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this
                                               application.

                           --------------------------

                                 Frederick Kraus

                            c/o Sands Hotel & Casino

                         Indiana Avenue & Brighton Park

                         Atlantic City, New Jersey 08401

                     (Name and Address of Agent for Service)

                              ---------------------

The applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the "TIA"), may determine upon the written request of the applicant.

                                     GENERAL

ITEM 1.            GENERAL INFORMATION.

                  (a)  FORM OF ORGANIZATION.

                  Corporation.

                  (b) STATE OR OTHER SOVEREIGN POWER UNDER THE LAWS OF WHICH ORGANIZED.

                  Delaware.

ITEM 2.           SECURITIES ACT EXEMPTION APPLICABLE.

                  GB Property Funding Corp. (the "Applicant" or the "Company") issued 11% First Mortgage Notes due 2005 (the "Notes") under an indenture (the "Original Indenture") dated as of September 29, 2000, among the Company, as Issuer, GB Holdings, Inc. and Greate Bay Hotel and Casino, Inc., as Guarantors, and Wells Fargo Bank Minnesota, National Association (the "Trustee"). The Company is seeking to amend the Original Indenture as set forth in the Amended and Restated Indenture in the form attached hereto as Exhibit T3A (the "Indenture") and is filing this Form T-3 in the event such filing is required. To the extent the amendment of the Original Indenture is deemed to involve the offer and sale of a new security, the Company relies upon Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"), as the basis for its claim that registration of the offer and sale of any such new security is not required under the Securities Act.

                  The Company hereby certifies that no sale of Notes by the Company, directly or indirectly through an underwriter, has been or will be made at or about the same time as the Indenture may become effective. No consideration has or will be given, directly or indirectly, to any person in connection with the transaction other than an aggregate of approximately $75,000 for financial and legal advice solely to assist the special committee of the Board of Directors of the Company in determining whether to approve the Amendment and related matters, plus costs related to printing and mailing. Holders who consent to the Indenture will receive a payment of $17.50 for each $1,000 principal amount of Notes, subject to the terms and conditions to be set forth in the consent solicitation documents. No cash payment has been or will be made by any holder of the Notes in connection with the Amendment.

                  The Company is a wholly-owned subsidiary of GB Holdings Inc., a Delaware corporation ("Holdings"). The Notes are guaranteed by Holdings and Greate Bay Hotel and Casino, Inc., a New Jersey corporation ("GBHC").

                                  AFFILIATIONS

ITEM 3            AFFILIATES.

                  The following diagram sets forth the relationship among the Company and all of its affiliates, including their respective percentages of voting securities, as of the date hereof:

                                  Carl C. Icahn*
                                        |
                                     (77.5%)

                                GB Holdings, Inc.
                                        |
                       __________________________________
                       /                                 \
                     (100%)                            (100%)

         Greate Bay Hotel and Casino, Inc.           GB Property Funding Corp.


-------------
* Mr. Icahn holds the interest in GB Holdings, Inc. through affiliates controlled by Mr. Icahn.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.


                  The  following   persons  serve  as  directors  and  executive
                  officers of the Applicant as of the date hereof:

                  NAME AND ADDRESS*          OFFICE

                  Alfred J. Luciani          President, Chief
                                                Executive Officer and Director

                  Timothy A. Ebling          Executive Vice President
                                                and Chief Financial Officer

                  Frederick H. Kraus         Executive Vice President,
                                                General Counsel and
                                                Secretary

                  Michael L. Ashner          Director

                  Harold First               Director

                  Martin L. Hirsch           Director

                  Carl C. Icahn              Director

                  Auguste E. Rimpel, Jr.     Director

                  John P. Saldarelli         Director


                  *The mailing address for each director and executive officer is and as of the Effective Date will be c/o Sands Hotel & Casino, Indiana & Brighton Park, Atlantic City, New Jersey 08401

ITEM 5.           PRINCIPAL OWNERS OF VOTING SECURITIES*.

                  Presented below is certain information regarding each person owning 10% or more of the Company's voting securities as of the date hereof and as of the Effective Date:

 NAME AND COMPLETE    TITLE OF CLASS         AMOUNT         PERCENTAGE OF VOTING
 MAILING ADDRESS*         OWNED               OWNED           SECURITIES OWNED
-------------------   ----------------     ---------------    ----------------

GB Holdings, Inc.      Common Stock           1,000             100%
------------------

                  *The mailing address of each stockholder is and at the Effective Date will be c/o Sands Hotel & Casino, Indiana & Brighton Park, Atlantic City, New Jersey 08401.

                                  UNDERWRITERS

ITEM 6.           UNDERWRITERS.

                  (a) PERSONS ACTING AS UNDERWRITERS WITHIN LAST THREE YEARS.

                  None.

                  (b) PROPOSED PRINCIPAL UNDERWRITER OF SECURITIES PROPOSED TO
                      BE OFFERED.

                  None.

                               CAPITAL SECURITIES

ITEM 7.           CAPITALIZATION.

                  (a) CAPITALIZATION.


                  The Company's Certificate of Incorporation provides for the authorization of 1,000 shares of Common Stock, $1.00 par value (the "Common Stock"). The following information is provided with respect to each authorized class of securities of the Applicant as of August 28, 2001:

         TITLE OF CLASS             AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
         --------------             -----------------      ------------------

         Common Stock               1,000 shares            1,000 shares
         $1.00 par value

         11% First Mortgage
         Notes due 2005             $110 million            $110 million


                  (b) VOTING RIGHTS.

                  Each share of the common stock of the Company issued and outstanding has one vote with respect to all matters submitted to a vote of stockholders.

                              INDENTURE SECURITIES

ITEM 8.           ANALYSIS OF INDENTURE PROVISIONS.

                  The following analysis of Indenture  provisions required under
                  Section 305(a)(2) of the Trust Indenture Act of 1939, as amended ("TIA") is a summary and is qualified in its entirety by reference to the Indenture, a copy of which is filed as an exhibit to this application. Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

                  EVENTS OF DEFAULT; WITHHOLDING OF NOTICE OF DEFAULT


                  The Indenture defines an Event of Default as (i) the failure by the Company to pay installments of interest on the Notes as and when the same become due and payable and the continuance of any such failure for 30 days, (ii) the failure by the Company to pay all or any part of the principal or premium, if any, on the Notes when and as the same become due and payable at maturity, redemption, by acceleration, or otherwise, (iii) the failure by Holdings or any of its Subsidiaries (including the Company) to observe or perform any other covenant, agreement, or warranty contained in the Security Documents, the Notes or the Indenture and, subject to certain exceptions, the continuance of such failure for a period of 60 days after written notice is given to the Company by the Trustee or to the Company and to the Trustee by the Holders in excess of 50% in aggregate principal amount of the Notes outstanding, (iv) certain events of bankruptcy, insolvency, or reorganization in respect of Holdings or any of its Subsidiaries (including the Company), (v) the occurrence of one or more defaults by Holdings or any of its Subsidiaries (including the Company) in the payment of the principal of or premium, if any, on Indebtedness aggregating $5 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived, or in accordance with the terms of an agreement or instrument binding upon Holdings or any of its Subsidiaries (including the Company), Indebtedness of Holdings or any of its Subsidiaries (including the Company) aggregating $5 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment), prior to the stated maturity thereof; or (vi) any Person entitled to do so after the occurrence of any event of default under any agreement or instrument evidencing any Indebtedness in excess of $5 million in the aggregate of Holdings or any of its Subsidiaries, shall notify the Trustee of the intended sale or disposition of any assets of Holdings or any of its Subsidiaries that have been pledged to or for the benefit of such Person to secure such Indebtedness or shall commence proceedings, or take any action (including by way of set-off) to retain in satisfaction of any Indebtedness, or to collect on, seize, dispose of or apply, any such assets of Holdings or any of its Subsidiaries (including funds on deposit or held pursuant to lock-box and other similar arrangements), pursuant to the terms of any agreement or instrument evidencing any such Indebtedness of Holdings or any of its Subsidiaries (including the Company) or in accordance with applicable law; or (vii) final judgments aggregating at least $10 million rendered against Holdings or any of its Subsidiaries (including the Company) and not stayed, bonded or discharged within 60 days, or (viii) any of the Security Documents not being in full force and effect in any material respect or ceasing to give the Trustee, with respect to any material amount of Collateral, a perfected first priority security interest in the Collateral (except for any cessation otherwise contemplated or permitted by the Indenture) (ix) the cessation of substantially all gaming operations at the Sands Hotel and Casino located in Atlantic City, New Jersey (the "Sands") for more than 60 consecutive days, except as a result of an Event of Loss, or (x) the loss by Greate Bay Hotel and Casino, Inc, or its successor or assigns of its legal right to own or operate the Sands and such loss continuing for more than 60 consecutive days. The Indenture provides that if a default occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the Holders notice of such default; provided, that, except in the case of default in payment of principal of, premium, if any, or interest on the Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the Notes. If an Event of Default occurs and is continuing (other than an Event of Default specified in clause (iv), above relating to the Company or its Subsidiaries, including the Company), then in every such case, unless the principal of all of the Notes shall have already become due and payable, the Trustee and the Holders of in excess of 50% in aggregate principal amount of Notes then outstanding, by notice in writing to the Company and the guarantors of the Notes (an "Acceleration Notice"), may declare all principal of the Notes, and accrued interest thereon, to be due and payable immediately. If an Event of Default specified in clause (iv) above, relating to Holdings or its Subsidiaries occurs, all principal and accrued interest thereon will be immediately due and payable on all outstanding Notes without any declaration or other act on the part of the Trustee or the Holders. The Holders of not less than a majority in aggregate principal amount of Notes generally are authorized to waive such declarations of acceleration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay all accrued and unpaid interest on the Notes, the principal, and premium, if any, of any Notes which would become due otherwise than by such acceleration and certain other items, and (b) all existing Events of Default, other than the non-payment of the principal of, premium, if any, and interest on the Notes which have become due solely by such acceleration, have been cured or waived.

                  Prior to the declaration of acceleration of the Notes, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the Holders any default or potential default, except a default or potential default in the payment of principal of, premium, if any, or interest on any Notes, not yet cured.

                  Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order, or direction of any of the Holders which might involve personal liability to it, unless the Trustee has obtained appropriate indemnity. Subject to all provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

                AUTHENTICATION AND DELIVERY OF THE NOTES;APPLICATION OF PROCEEDS

                  A Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the Note, but such signature shall be conclusive evidence that the Note has been authenticated pursuant to the terms of the Indenture and is entitled to the benefits of the Indenture.

                  The Trustee shall authenticate Notes for original issue in the aggregate principal amount of up to $110,000,000 upon a written order of the Company. Upon the written order of the Company, the Trustee shall authenticate Notes in substitution of Notes originally issued under the Original Indenture.

                 Notes shall be issuable only in registered form without coupons in denominations of $1,000 and any integral multiple.

                 There will be no proceeds from the issuance of the Notes.

               RELEASE OR RELEASE AND SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE

                  The Notes will initially be secured by a lien on substantially all of the assets of Holdings and its Subsidiaries (including the Company), owned by them on the date of issuance of the Notes, other than cash, cash equivalents, gaming receivables and revenue and investments in securities issued by and monies deposited with, the Casino Reinvestment Development Authority of the State of New Jersey (the "Collateral"). The liens on the Collateral securing the Notes will be subject and inferior to (i) any liens granted from time to time to secure up to $25 million of indebtedness for working capital purposes and (ii) any liens granted from time to time by Holdings or its Subsidiaries in accordance with the collateral release and subordination provisions contained in Section 1405 of the
                  Indenture  (the   "Release/Subordination   Provisions"). It
                  should be noted that the Release/Subordination Provisions generally permit the Company to cause the release or subordination of liens on Collateral in connection with or in contemplation of an Approved Project.

                  In addition, under certain circumstances specified in the Security Agreement, Holdings or its Subsidiaries (including the Company) may dispose of Collateral free from the security interests in connection with an asset sale. Holdings or any Subsidiary, as the case may be, shall, subject to the Release/Subordination Provisions, cause such Net Cash Proceeds of any Asset Sale pursuant to Section 1017 of the Indenture that involves the sale of Collateral or any Event of Loss that involves a loss of Collateral to be deposited in the Collateral Account on the business day on which such Net Cash Proceeds are received by Holdings or such Subsidiary. In connection with a release or subordination under Section 1405 of the Indenture, Sections 1017, 1018 and 1404 of the Indenture may no longer apply to assets that have become subject to such release or subordination. As set forth in the Indenture as revised, the term "Asset Sale" means, as applied to any Person, any direct or indirect sale, conveyance, transfer, lease or other disposition (other than a Sale-Leaseback Transaction) by such Person or any Subsidiary of such Person to any Person other than such Person or a wholly owned Subsidiary of such Person, in one transaction or a series of related transactions, of any Capital Stock of any Subsidiary of such Person or other similar equity interest of such Subsidiary or any other property or asset of such Person or any Subsidiary of such Person (provided that the term "Asset Sale" shall not include (a) sales, conveyances, transfers, leases or other dispositions in the ordinary course of business, (b) all other dispositions pursuant to which such Person receives, directly or indirectly, Net Cash Proceeds or fair market value of less than or equal to $5,000,000 in the aggregate in any twelve month period, (c) sales, conveyances, transfers, leases or other dispositions of CRDA Investments,
                  (d) any Approved Transfer, (e) any sales, conveyances, transfers, leases or other transactions or dispositions made in accordance with the provisions of Section 1405 of [the] Indenture or (f) sales, conveyances, transfers, leases or other transactions or dispositions made pursuant to the terms of any agreement, document or instrument entered into in connection with any Approved Project in respect of which any release or subordination has occurred in accordance with the provisions of Section 1405 of [the] Indenture, including, without limitation, any sale or other disposition resulting from any default or foreclosure). Collateral Proceeds (including any earnings thereon) may be released from the Collateral Account in order to, and in only such amount as is required to, (x) pay the principal amount of Securities tendered pursuant to an Asset Sale Offer or Event of Loss Offer or (y) make a Permitted Related Investment; provided that upon consummation of such Permitted Related Investment and subject to the Release/Subordination Provisions, the Trustee shall have received a first priority security interest in the property or assets acquired by Holdings or any of its Subsidiaries (including the Company) in connection therewith.


                  Upon   satisfaction  and  discharge  of  the  Indenture,   the
                  Trustee's lien on the Collateral will be released. In connection with any release of any lien in favor of the Trustee granted pursuant to the Security Documents on the Collateral, the Company and the Guarantors shall comply, to the extent required thereby, with the applicable provisions of
                  Section 314 of the TIA.

                   SATISFACTION AND DISCHARGE OF THE INDENTURE

                  The Indenture shall upon a Company Request cease to be of further effect (except as to surviving rights of registration of transfer or exchange of Securities) and the Trustee, at the expense of the Company, is required to execute proper instruments acknowledging satisfaction and discharge of the Indenture and releasing all liens and security interests in the Collateral when (1) either (a) all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid and (ii) Notes for whose payment money has theretofore been deposited in trust with the Trustee or any paying agent or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (b) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their stated maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; (2) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and (3) the Company has delivered to the Trustee an officers' certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in Section 401 of the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

 EVIDENCE TO BE FURNISHED TO TRUSTEE AS TO COMPLIANCE WITH CONDITIONS AND COVENANTS

                  Holdings, GBHC and the Company are required to furnish to the Trustee, within 120 days after the end of each fiscal quarter or 105 days after the end of a fiscal year, a brief certificate from an officer as to such person's knowledge of the compliance of Holdings, GBHC and the Company with all conditions and covenants under the Indenture and the Security Documents.

                  Holdings is required, so long as any of the Notes are outstanding, to deliver to the Trustee within five business days of the occurrence of any Default, an officers' certificate specifying such Default.

                  Holdings, GBHC and the Company, where applicable, are required to deliver to the Trustee, within 15 days after it files them with the Securities and Exchange Commission, copies of all reports and information that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. In addition, Holdings, GBHC and the Company are required to mail to each Holder, in the manner and to the extent provided in Section 313(c) of the TIA, within 30 days after the filing thereof with the Trustee, such summaries of specified information, documents and reports required to be filed by Holdings, GBHC or the Company, as the case may be, as may be required by rules and regulations prescribed from time to time by the Commission.

ITEM 9.           OTHER OBLIGORS.


                  The  Company's   obligations   under  the  Indenture  will  be
                  guaranteed by Holdings and GBHC.

                    CONTENTS OF APPLICATION FOR QUALIFICATION

                  This Application for Qualification comprises:

                  (a)  Pages numbered 1 to 11, consecutively.

                  (b) The statement of eligibility and qualification on Form T-1 of the trustee under the indenture to be qualified.

                  (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit T3A       Indenture,  dated as of [____________  __], 2001,
                  between the Company  and the  Guarantors  and Wells Fargo Bank
                  Minnesota, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear
                  (filed herewith).

Exhibit T3B       Cross  reference sheet showing the location in the
                  Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA.

Exhibit T3C       Trustee's  Statement of  Eligibility  on Form T-1 under the
                  TIA.

                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Applicant, GB Property Funding Corp., a Delaware corporation, has duly caused this Application on Form T-3 to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Atlantic City, and State of New Jersey, on the 28th day of August, 2001.

                                            GB PROPERTY FUNDING CORP.
         (Seal)



                                            By: /s/ Timothy A. Ebling
                                                --------------------------------
                                            Name:  Timothy A. Ebling
                                            Title: Executive Vice President and
                                                     Chief Financial Officer

         Attest:


         By:  /s/ Frederick H. Kraus
              -------------------------------
         Name:  Frederick H. Kraus
         Title: Executive Vice President,
                  General Counsel and Secretary


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                                  EXHIBIT INDEX

Exhibit No.        Exhibit

Exhibit T3A       Indenture,  dated as of [____________  __], 2001,
                  between the Company  and the  Guarantors  and Wells Fargo Bank
                  Minnesota, National Association, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear
                  (filed herewith).

Exhibit T3B       Cross  reference sheet showing the location in the
                  Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the TIA.

Exhibit T3C       Trustee's  Statement of  Eligibility  on Form T-1 under the
                  TIA.

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